Securities Exchange Commission Division of Corporate Finance 100 F Street NE Washington, D.C. 20549-33670 Mr. Rufus Decker Accounting Branch Chief	February 7, 2011

Re:
Infusion Brands International, Inc.
Form 10-K For the Fiscal Year Ended June 30, 2010

Dear Mr. Decker

On February 2, 2011, we submitted our responses to your letter dated January 19, 2011.  In response to additional clarification requested by you, we are filing this supplement to our prior response with respect to your letter request.

Addendum to our response letter filed February 2, 2011:

SEC Comment 3 Addendum

We will allocate depreciation and amortization to cost of sales for any appropriate amounts in our future filings including our Form 10-KT transition report.  We will also provide the applicable amounts of depreciation and amortization included in cost of sales by parenthetical disclosure in our statement of operations.

SEC Comment 5 Addendum

Noncontrolling Interest

In accordance with ASC 220-10-45-5, we will report in our financial statements the required components of comprehensive income and related disclosure requirements.  In accordance with this standard, we will report amounts of comprehensive income attributable to our parent company interest and comprehensive income attributable to the noncontrolling interest.  See Exhibit II (Revised) for financial statement presentation.

Sincerely,

/s/ Robert John DeCecco III
Robert John DeCecco III
President, Chief Executive Officer and Chief Financial Officer

Exhibit II – (Revised)
SEC Comment 5

INFUSION BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)

	Total	Comprehensive Income	Accumulated Deficit	Accumulated Other Comprehensive Income	Preferred Stock	Additional Paid in Capital	Noncontrolling Interest
Balance June 30, 20XX	$-	$-	$-	$-	$-	$-	$-
Comprehensive Income
Net Income (loss)	-	-	-	-	-	-	-
Other Comprehensive income (loss):
Unrealized gains (losses) on available for sale investments	-	-	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	-	-	-	-
Comprehensive income	-	$-
Balance December 31, 20XX	$-	-	$-	$-	$-	$-	$-

 Exhibit II – (Revised)

SEC Comment Letter 5

INFUSIONS BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

The components of comprehensive income for the years ended June 30, 20XX and 20XX and for the six months ended December 31, 20XX and 20XX respectively, are as follows:

	Year		Six Months
	Ended		Ended
	June 30,		December 31,
	20XX	20XX	20XX	20XX

Net income	$—-	$—	$—	$—
Other comprehensive income:
Change in unrealized gains (losses) of available for sale investments	—	—	—	—

Total other comprehensive income	—	—	—	—

Comprehensive income	—	—	—	—
Comprehensive income attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to Infusion Brands International, Inc.	$—	$—	$—	$—